Press Release
Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Third Quarter and First Nine Months of 2025 Results

Luxembourg, October 28, 2025 – Ternium S.A. (NYSE: TX) today announced its results for the third quarter and first nine months ended September 30, 2025.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS) and presented in U.S. dollars ($) and metric tons. Interim financial figures are unaudited. This press release includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Cash Operating Income, Free Cash Flow and Net Cash. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

Third Quarter of 2025 Highlights

SHIPMENTS - STEEL PRODUCTS	ADJUSTED EBITDA	NET LOSS (Note 1)
3.8 MILLION TONS	$420 MILLION	$(270) MILLION

SHIPMENTS - MINING PRODUCTS	ADJUSTED EBITDA MARGIN	EARNINGS PER ADS (Note 1)
2.0 MILLION TONS	11%	$0.10

CASH PROVIDED BY OPERATING ACTIVITIES	CAPEX	INTERIM DIVIDEND ANNOUNCEMENT
$535 MILLION	$711 MILLION	$0.90 PER ADS

Interim dividend figure compared to third quarter of 2024. Other figures compared to second quarter of 2025.

Note 1:    Includes a $405 million non-cash charge in connection with a write-down of deferred tax assets at Usiminas and a $32 million loss stemming from the quarterly update of the value of a provision for ongoing litigation related to the acquisition of a participation in Usiminas.

Summary of Third Quarter of 2025 Results

CONSOLIDATED	3Q25	2Q25	DIF	3Q24	DIF	9M25	9M24	DIF

Steel Products Shipments (thousand tons)	3,757	3,719	1%	4,123	-9%	11,333	11,858	-4%
Mining Products Shipments (thousand tons)	2,017	1,980	2%	1,781	13%	5,788	4,701	23%
Net Sales ($ million)	3,955	3,947	0%	4,480	-12%	11,834	13,773	-14%
Operating Income ($ million)	215	199	8%	175	23%	546	1,221	-55%
Adjusted EBITDA ($ million)	420	403	4%	368	14%	1,146	1,768	-35%
Adjusted EBITDA Margin (% of net sales)	11%	10%		8%		10%	13%
Provision for Usiminas Participation Acquisition Litigation ($ million)	(32)	(40)		(31)		(117)	(814)
Write-down of Deferred Tax Assets at Usiminas ($ million)	(405)	—		—		(405)	—
Net (Loss) Income ($ million)	(270)	259		93		132	(159)
Equity Holders’ Net Income (Loss) ($ million)	21	215		32		303	(335)
Earnings (Losses) per ADS ($)	0.10	1.10		0.16		1.54	(1.70)

Note:    Each American Depositary Share, or ADS, represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Third Quarter of 2025 Highlights

In the third quarter of 2025, Ternium continued improving its Adjusted EBITDA Margin, as steel production costs decreased, mainly reflecting lower raw material and purchased slab costs, as well as efficiency gains.

Net result in the third quarter of 2025 was a loss of $270 million. This result includes a $405 million income tax charge in connection with a write-down of deferred tax assets at Usiminas and a $32 million loss stemming from the quarterly update of the value of a provision for ongoing litigation related to the acquisition of a participation in Usiminas.

As of the end of September 2025, Ternium’s Net Cash position stood at $715 million, decreasing by $303 million since June 2025. This decline reflects the cash demands associated with the ongoing expansion of the company’s industrial center in Pesquería, Mexico, and changes in the fair value of Argentine securities.

Interim Dividend Payment

Ternium’s board of directors approved the payment of an interim dividend of $0.90 per ADS ($0.09 per share), or $177 million based on total shares of common stock outstanding, net of treasury shares.

The interim dividend payment date will be November 11, 2025, with record date on November 10, 2025.

Considering the dividend paid in May 2025 and the announced interim dividend for November 2025, total distributions during 2025 will amount to $2.70 per ADS. Considering Ternium’s ADS prevailing market prices, this is equivalent to a dividend yield of approximately 7%.

ANNUAL DIVIDEND $ PER ADS

■ Interim dividend

Outlook

Ternium anticipates a slight decrease in Adjusted EBITDA for the fourth quarter of 2025 compared to the third quarter, largely due to the typical seasonal reduction in shipments in all of the company’s markets. Ternium expects its Adjusted EBITDA Margin to remain in line with the third quarter, as a projected decline in revenue per ton in Mexico and Argentina should be largely balanced by ongoing reductions in cost per ton. This reflects lower raw material costs, as well as Ternium’s ongoing commitment to implementing cost optimization strategies throughout its operations.

In Mexico, the company expects shipments to decline sequentially in the fourth quarter of 2025, reflecting both subdued construction activity and end-of-year seasonality. The Mexican steel market continues to face challenges, particularly from ongoing tariff negotiations with the United States, which have contributed to an environment of uncertainty.

In Brazil, while the steel market continues to face significant challenges from a persistent influx of unfairly traded steel imports, particularly from Asian producers, Usiminas is proactively strengthening its competitiveness through ongoing cost reduction initiatives and operational improvements, leading to expectations of achieving a better cost per ton in the fourth quarter of 2025 compared to the previous quarter.

In Argentina, with the uncertainty related to the mid-term elections now behind us, the most dynamic sectors of the economy, such as agriculture, mining, and oil and gas, offer significant opportunities for the company’s value chain.

Analysis of Third Quarter of 2025 Results

Consolidated Net Sales

$ MILLION	3Q25	2Q25	DIF	3Q24	DIF	9M25	9M24	DIF

Steel segment	3,804	3,812	-0%	4,368	-13%	11,417	13,453	-15%
Mining segment	151	135	12%	112	34%	417	320	31%
Total net sales	3,955	3,947	0%	4,480	-12%	11,834	13,773	-14%

Adjusted EBITDA

Adjusted EBITDA in the third quarter of 2025 equals net Income adjusted to exclude:

◦Depreciation and amortization;
◦Income tax results;
◦Net financial results;
◦Equity in earnings of non-consolidated companies; and
◦Provision charge for ongoing litigation related to the acquisition of a participation in Usiminas.

And adjusted to include the proportional EBITDA in Unigal (70% participation).

Adjusted EBITDA margin equals adjusted EBITDA divided by net sales. For more information see Exhibit I - Alternative performance measures - “Adjusted EBITDA”.

ADJUSTED EBITDA $ MILLION

Steel Segment

In the third quarter of 2025, the Steel Segment’s net sales remained stable sequentially with slightly higher sales volumes offset by slightly lower realized steel prices. Year-over-year, the Steel Segment’s net sales declined by 13% in the third quarter of 2025. Sales volumes decreased by 9% year-over-year, primarily driven by lower shipments in Mexico and Brazil, partially offset by higher shipments in the Southern Region. Steel revenue per ton declined by 5% year-over-year, reflecting lower realized steel prices particularly in the Southern Region and Other Markets.

SHIPMENTS - STEEL PRODUCTS MILLION TONS

■ Usiminas

NET SALES - STEEL SEGMENT $ BILLION

■ Usiminas

Ternium’s shipments in Mexico posted a moderate sequential increase in the third quarter of 2025. On a year-over-year basis, sales volumes in the third quarter declined, as ongoing uncertainty surrounding trade negotiations with the U.S. and weak infrastructure investments in the country continued to dampen overall steel demand.

In Brazil, shipments in the third quarter of 2025 showed a modest sequential increase. On a year-over-year basis, sales volumes declined. Although steel demand in the country grew during 2025, this was offset by a sharp increase in flat steel product imports.

In the Southern Region, shipments showed a slight sequential decrease in the third quarter of 2025. Year-over-year, sales volumes increased, reflecting better steel demand in Argentina.

In Other Markets, declining shipments in the US were partially offset by higher sales volumes in other destinations both sequentially and year-over-year.

SHIPMENTS BY REGION - STEEL PRODUCTS MILLION TONS

STEEL SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	3Q25	2Q25	DIF	3Q24	DIF	3Q25	2Q25	DIF	3Q24	DIF	3Q25	2Q25	DIF	3Q24	DIF

Mexico	1,803	1,780	1%	2,142	-16%	1,849	1,784	4%	2,167	-15%	975	997	-2%	988	-1%
Brazil	950	928	2%	1,048	-9%	994	980	1%	1,076	-8%	956	948	1%	974	-2%
Southern Region	594	606	-2%	677	-12%	557	566	-2%	515	8%	1,066	1,072	-0%	1,314	-19%
Other Markets	380	418	-9%	431	-12%	357	390	-9%	365	-2%	1,065	1,073	-1%	1,183	-10%
Total Steel Products	3,727	3,733	-0%	4,298	-13%	3,757	3,719	1%	4,123	-9%	992	1,004	-1%	1,042	-5%
Other Products	76	79	-3%	70	9%
Total Steel Segment	3,804	3,812	-0%	4,368	-13%

	9M25	9M24	DIF	9M25	9M24	DIF	9M25	9M24	DIF

Mexico	5,350	6,677	-20%	5,545	6,230	-11%	965	1,072	-10%
Brazil	2,819	3,101	-9%	2,978	2,976	0%	947	1,042	-9%
Southern Region	1,744	1,809	-4%	1,612	1,311	23%	1,082	1,380	-22%
Other Markets	1,267	1,596	-21%	1,198	1,341	-11%	1,057	1,190	-11%
Total Steel Products	11,180	13,182	-15%	11,333	11,858	-4%	986	1,112	-11%
Other Products	237	271	-12%
Total Steel Segment	11,417	13,453	-15%

Steel Cash Operating Income

The Steel Segment’s Cash Operating Income increased by $41 million sequentially in the third quarter of 2025, mainly driven by better margins. The margin improvement reflected the company's efforts to increase the efficiency in its operations and a decrease in raw material, purchased slab and energy costs, partially offset by a slight decrease in realized steel prices.
Year-over-year, the Steel Segment’s Cash Operating Income increased by $82 million in the period, driven by better margins partially offset by lower sales volumes. The margin improvement mainly reflected a decrease in raw material and purchased slab costs, partially offset by lower realized steel prices.

CASH OPERATING INCOME - STEEL SEGMENT $ MILLION

CASH OPERATING INCOME PER TON AND MARGIN - STEEL SEGMENT $/TON, %

Note:    For a reconciliation of the Steel Segment’s Cash Operating Income and Cash Operating Income per Ton and Margin to the most directly comparable IFRS measures, see Exhibit I - Alternative performance measures - “Cash Operating Income - Steel Segment”.

Mining Segment

The Mining Segment’s net sales decreased by 5% sequentially in the third quarter of 2025, reflecting lower sales volumes and a slight decrease in realized iron ore prices. Year-over-year, the Mining Segment’s net sales increased slightly in the third quarter of 2025, as an increase in sales volumes was mostly offset by lower realized iron ore prices.

SHIPMENTS - MINING PRODUCTS MILLION TONS

■ Intercompany ■ Third parties

NET SALES - MINING SEGMENT $ MILLION

■ Intercompany ■ Third parties

MINING SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	3Q25	2Q25	DIF	3Q24	DIF	3Q25	2Q25	DIF	3Q24	DIF	3Q25	2Q25	DIF	3Q24	DIF
Third parties	151	135	12%	112	34%	2,017	1,980	2%	1,781	13%	75	68	10%	63	19%
Intercompany	117	146	-20%	152	-23%	1,190	1,343	-11%	1,239	-4%	98	108	-9%	123	-20%
Total	268	281	-5%	264	1%	3,207	3,323	-3%	3,020	6%	84	84	-1%	87	-4%

	9M25	9M24	DIF	9M25	9M24	DIF	9M25	9M24	DIF
Third parties	417	320	31%	5,788	4,701	23%	72	68	6%
Intercompany	411	490	-16%	3,801	3,689	3%	108	133	-19%
Total	829	810	2%	9,589	8,389	14%	86	97	-10%

Mining Cash Operating Income

The Mining Segment’s cash operating income decreased sequentially and year-over-year in the third quarter of 2025. The sequential decrease was primarily driven by lower margins and reduced sales volumes. On a year-over-year basis, the decline reflected lower margins, partially offset by increased sales volumes. The margin compression in the third quarter of 2025, as compared to the prior quarter and to the same period in 2024, was the result of higher unit costs and lower realized iron ore prices.

CASH OPERATING INCOME - MINING SEGMENT $ MILLION

CASH OPERATING INCOME PER TON AND MARGIN - MINING SEGMENT $/TON, %

Note:    For a reconciliation of the Mining Segment’s Cash Operating Income and Cash Operating Income per Ton and Margin to the most directly comparable IFRS measures, see Exhibit I - Alternative performance measures - “Cash Operating Income - Mining Segment”.

Net Financial Results

Net financial results for the third quarter of 2025 were a loss of $35 million. This included a loss of $34 million in net foreign exchange results, driven mainly by the impact of the Argentine Peso’s depreciation against the U.S. dollar on Ternium Argentina’s net long local currency position and the impact of the Mexican Peso’s appreciation against the U.S. dollar on Ternium Mexico’s net short local currency position.

$ MILLION	3Q25	2Q25	3Q24	9M25	9M24

Net interest result	3	1	17	18	83
Net foreign exchange result	(34)	(35)	57	(38)	(32)
Change in fair value of financial assets	8	17	11	54	(131)
Other financial expense, net	(12)	(12)	(11)	(35)	(47)
Net financial results	(35)	(30)	74	(2)	(127)

Income Tax Results

Ternium Mexico, Ternium Argentina and Ternium Brasil use the U.S. dollar as their functional currency and are, therefore, affected by deferred tax results. These results account for the impact of local currency fluctuations against the U.S. dollar, as well as for the effect of local inflation.
In the third quarter of 2025, Ternium’s income tax expense totaled $444 million. This included a $405 million charge in connection with the write-down of deferred tax assets at Usiminas, following the performance of a recoverability assessment of such assets.

$ MILLION	3Q25	2Q25	3Q24	9M25	9M24

Current income tax expense	(13)	(47)	(63)	(85)	(312)
Deferred tax (loss) gain	(25)	151	(80)	128	(178)
Write-down of deferred tax assets at Usiminas	(405)	—	—	(405)	—
Income tax (expense) gain	(444)	104	(143)	(362)	(490)

Net Result

Net result in the third quarter of 2025 was a loss of $270 million. This result includes a loss of $405 million in connection with the write-down of deferred tax assets at Usiminas, and a loss of $32 million on account of interest accruals and the appreciation of the Brazilian Real in connection with the provision for ongoing litigation concerning the acquisition of a participation in Usiminas.

Equity Holder’s Net Income was $21 million in the period, or $0.10 per ADS, mainly after accounting for the participation of a 76.7% non-controlling interest in Usiminas and a 37.4% non-controlling interest in Ternium Argentina.

NET INCOME (LOSS) $ MILLION

$ MILLION	3Q25	2Q25	3Q24	9M25	9M24

Owners of the parent	21	215	32	303	(335)
Non-controlling interest	(290)	44	61	(171)	176
Net (loss) income	(270)	259	93	132	(159)

$ per ADS	3Q25	2Q25	3Q24	9M25	9M24
Earnings (losses) per ADS	0.10	1.10	0.16	1.54	(1.70)

Cash Flow and Liquidity

In the third quarter of 2025, cash from operations amounted to $535 million. Working capital decreased by $174 million as a result of a $125 million decline in inventories and a $76 million increase in trade payables and other liabilities, partially offset by a $27 million increase in trade and other receivables.
The inventory value reduction was mainly driven by lower unit costs. Capital expenditures totaled $711 million in the third quarter, primarily reflecting the progress made in the construction of the new facilities at Ternium’s industrial center in Pesquería, Mexico.

CASH FROM OPERATIONS, CHANGES IN WORKING CAPITAL $ BILLION

■ Cash from operations ■ Decrease (Increase) in working capital

Ternium’s Net Cash position as of the end of September 2025 was $715 million, decreasing by $303 million since the end of June 2025. This reduction included a $114 million decline in the fair value of Argentine securities. As of September 30, 2025, Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $0.9 billion.

CAPITAL EXPENDITURES $ MILLION

■ Usiminas

NET CASH POSITION $ BILLION

Conference Call and Webcast

Ternium will host a conference call on October 29, 2025, at 8:30 a.m. ET in which management will discuss third quarter of 2025 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, especially through educational programs in Latin America. More information about Ternium is available at www.ternium.com.

Income Statement

$ MILLION	3Q25	2Q25	3Q24	9M25	9M24

Net sales	3,955	3,947	4,480	11,834	13,773
Cost of sales	(3,346)	(3,337)	(3,902)	(10,085)	(11,334)
Gross profit	608	610	578	1,749	2,439
Selling, general and administrative expenses	(396)	(403)	(412)	(1,195)	(1,278)
Other operating income (expense), net	3	(8)	9	(8)	60
Operating income	215	199	175	546	1,221

Financial expense	(53)	(56)	(54)	(164)	(144)
Financial income	56	57	71	182	227
Other financial (expense) income, net	(37)	(31)	57	(19)	(210)
Equity in earnings of non-consolidated companies	25	25	17	65	51
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	(32)	(40)	(31)	(117)	(814)
Profit before income tax results	174	155	236	494	331
Income tax (expense) gain	(444)	104	(143)	(362)	(490)
(Loss) profit for the period	(270)	259	93	132	(159)

Attributable to:
Owners of the parent	21	215	32	303	(335)
Non-controlling interest	(290)	44	61	(171)	176
(Loss) profit for the period	(270)	259	93	132	(159)

Statement of Financial Position

$ MILLION	SEPTEMBER 30, 2025	DECEMBER 31, 2024

Property, plant and equipment, net	10,104	8,381
Intangible assets, net	1,018	1,022
Investments in non-consolidated companies	582	469
Other investments	0	23
Deferred tax assets	1,047	1,194
Receivables, net	904	961
Total non-current assets	13,656	12,050

Receivables, net	1,064	902
Derivative financial instruments	75	4
Inventories, net	4,132	4,751
Trade receivables, net	1,775	1,562
Other investments	1,438	2,160
Cash and cash equivalents	1,323	1,691
Total current assets	9,807	11,071

Non-current assets classified as held for sale	8	7

Total assets	23,471	23,129

Statement of Financial Position (cont.)

$ MILLION	SEPTEMBER 30, 2025	DECEMBER 31, 2024

Capital and reserves attributable to the owners of the parent	11,976	11,968
Non-controlling interest	4,325	4,163
Total equity	16,300	16,132

Provisions	614	553
Deferred tax liabilities	43	89
Non current tax liabilities	11	21
Other liabilities	856	766
Trade payables	1	5
Lease liabilities	161	164
Borrowings	1,494	1,560
Total non-current liabilities	3,181	3,158

Provision for ongoing litigation related to the acquisition of a participation in Usiminas	527	410
Current income tax liabilities	30	107
Other liabilities	697	630
Trade payables	2,128	1,926
Derivative financial instruments	5	50
Lease liabilities	51	46
Borrowings	552	670
Total current liabilities	3,990	3,839

Total liabilities	7,171	6,997

Total equity and liabilities	23,471	23,129

Statement of Cash Flows

$ MILLION	3Q25	2Q25	3Q24	9M25	9M24

Result for the period	(270)	259	93	132	(159)

Adjustments for:
Depreciation and amortization	197	197	184	578	554
Income tax accruals less payments	394	(202)	204	142	474
Equity in earnings of non-consolidated companies	(25)	(25)	(17)	(65)	(51)
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	32	40	31	117	814
Interest accruals less payments / receipts, net	(6)	(9)	3	(6)	(10)
Changes in provisions	1	1	(1)	5	(70)
Changes in working capital	174	781	(176)	901	(273)
Net foreign exchange results and others	38	0	(17)	(17)	155
Net cash provided by operating activities	535	1,044	303	1,786	1,435

Capital expenditures and advances to suppliers for PP&E	(711)	(810)	(446)	(2,038)	(1,304)
(Increase) decrease in other investments	(24)	319	(164)	538	166
Proceeds from the sale of property, plant & equipment	3	0	0	4	2
Dividends received from non-consolidated companies	2	1	3	4	5
Repayment of additional paid in capital	—	(5)	—	(5)	—
Net cash used in investing activities	(729)	(495)	(606)	(1,497)	(1,132)

Dividends paid in cash to company’s shareholders	—	(353)	—	(353)	(432)
Dividends paid in cash to non-controlling interest	—	(2)	(3)	(2)	(49)
Finance lease payments	(15)	(15)	(13)	(50)	(46)
Proceeds from borrowings	71	9	852	653	1,286
Repayments of borrowings	(387)	(162)	(652)	(934)	(1,183)
Net cash (used in) provided by financing activities	(330)	(523)	183	(686)	(425)

(Decrease) increase in cash and cash equivalents	(524)	26	(121)	(397)	(123)

Exhibit I - Alternative Performance Measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Adjusted EBITDA

$ MILLION	3Q25	2Q25	3Q24	9M25	9M24

Net (loss) income	(270)	259	93	132	(159)
Adjusted to exclude:
Depreciation and amortization	197	197	184	578	554
Income tax results	444	(104)	143	362	490
Net financial results	35	30	(74)	2	127
Equity in earnings of non-consolidated companies	(25)	(25)	(17)	(65)	(51)
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	32	40	31	117	814
Reversal of other Usiminas contingencies recognized as part of the PPA	—	—	—	—	(34)
Adjusted to include:
Proportional EBITDA in Unigal (70% participation)	8	7	8	21	27
Adjusted EBITDA	420	403	368	1,146	1,768
Divided by: net sales	3,955	3,947	4,480	11,834	13,773
Adjusted EBITDA Margin (%)	11%	10%	8%	10%	13%

Exhibit I - Alternative Performance Measures (cont.)

Cash Operating Income - Steel Segment

$ MILLION	3Q25	2Q25	3Q24	9M25	9M24

Operating Income - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	333	190	381	766	1,252
Plus/minus differences in cost of sales (IFRS)	(96)	10	(219)	(202)	(71)
Excluding depreciation and amortization	146	144	138	432	410
Excluding reversal of other Usiminas contingencies	—	—	—	—	(34)
Including proportional EBITDA in Unigal (70% participation)	8	7	8	21	27
Cash Operating Income	391	350	309	1,018	1,583
Divided by: steel shipments (thousand tons)	3,757	3,719	4,123	11,333	11,858
Cash Operating Income per Ton - Steel	104	94	75	90	134
Divided by: steel net sales	3,804	3,812	4,368	11,417	13,453
Cash Operating Income Margin - Steel (%)	10%	9%	7%	9%	12%

Cash Operating Income - Mining Segment

$ MILLION	3Q25	2Q25	3Q24	9M25	9M24

Operating Result - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	(35)	(38)	(58)	(75)	(131)
Plus/minus differences in cost of sales (IFRS)	23	38	64	77	179
Excluding depreciation and amortization	51	53	46	146	145
Cash Operating Income	38	54	52	148	192
Divided by: mining shipments (thousand tons)	3,207	3,323	3,020	9,589	8,389
Cash Operating Income per Ton - Mining	12	16	17	15	23
Divided by: mining net sales	268	281	264	829	810
Cash Operating Income Margin - Mining (%)	14%	19%	20%	18%	24%

Exhibit I - Alternative Performance Measures (cont.)

Free Cash Flow

$ MILLION	3Q25	2Q25	3Q24	9M25	9M24

Net cash provided by operating activities	535	1,044	303	1,786	1,435
Less: capital expenditures and advances to suppliers for PP&E	(711)	(810)	(446)	(2,038)	(1,304)
Free Cash Flow	(175)	234	(143)	(252)	130

Net Cash

$ BILLION	SEPTEMBER 30, 2025	JUNE 30, 2025	SEPTEMBER 30, 2024

Cash and cash equivalents	1.3	1.9	1.6
Plus: other investments (current and non-current)	1.4	1.5	2.3
Less: borrowings (current and non-current)	(2.0)	(2.4)	(2.2)
Net Cash	0.7	1.0	1.7

Note:    Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $0.9 billion and $1.0 billion as of September 30 and June 30, 2025, respectively, and $1.2 billion as of September 30, 2024.